Exhibit 77C

ROYCE VALUE TRUST, INC.

At the 2005 Annual Meeting of Stockholders held on September 29, 2005, the Fund's stockholders elected four Directors, consisting of:
	Votes For	Votes Abstained
*Donald R. Dwight	55,341,521	524,245
*Stephen L. Isaacs	55,442,757	423,009
**William L. Koke	7,494,598	67,784
**David L. Meister	7,482,620	79,762

 *Common Stock and Preferred Stock Voting Together As A Single Class
**Preferred Stock Voting As A Separate Class